Exhibit 99.2

OMHYHOME LIMITED, 1 YA MONG AUNGAT, FLAT 1 ON 1/F KA MING MANSION, SINGAPORE 368 574. SCAN TO VIEW MATERIALS & VOTE. VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above. Use the Internet to transmit your voting instructions and for electronic delivery of information until 11:59 p.m. Eastern Time the day before the cut-off date for meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS: If you would like to receive the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy materials and annual reports electronically. You can review the documents online, save them, and elect to receive them electronically. To enroll, log into the Internet and follow the instructions above or vote using the materials electronically in future years. VOTE BY PHONE - 1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and follow the instructions. VOTE BY MAIL. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: T04564-TBD. KEEP THIS PORTION FOR YOUR RECORDS. DETACH AND RETURN THIS PORTION WITH YOUR POSTCARD. THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. OMHYHOME LIMITED. The Board of Directors recommends you vote FOR the following proposals: For Against Abstain. 1. By a special resolution, to approve the change of the Company’s name from “Omhyhome Limited” to “Ohmyswift Limited”, or such other name as may be approved by the board of directors of the Company (the “Board of Directors”), and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within two months of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and the authorization of the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such change of name (the “Name Change”). 2. By a special resolution, to approve the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 103(3) of the Articles of Association of the Company and the continuation and re-registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”) with the change of the registered office of the Company to Tricor Services (Cayman) Limited, 87A Thomas Street, London, England, and with effect from the Migration, the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association; and the authorization of the Board of Directors and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration. 3. By an ordinary resolution, to authorize the chairman of the Extraordinary Meeting to adjourn the Extraordinary Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Extraordinary Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Extraordinary Meeting. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature (PLEASE SIGN WITHIN BOX). Date. Signature (Joint Owners). Date.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Proxy Statement is available at www.proxyvote.com. OMHYHOME LIMITED. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS. OCTOBER 26, 2026. 10:00 a.m. Singapore Time. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The shareholder(s) hereby appoint(s) Agus Prasetyo, Chairman of the Board, Chief Executive Officer, and Director of the Company, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of OMHYHOME LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held on October 26, 2026, at 10:00 a.m. Singapore Time at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side.